FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

STOCK EXCHANGE RELEASE	1 (5)

Nokia has filed its draft public exchange offer document with the French stock market authority relating to the proposed public exchange offer to acquire Alcatel-Lucent

Nokia Corporation

Stock Exchange Release

October 29, 2015 at 19:45 (CET +1)

Nokia has filed its draft public exchange offer document with the French stock market authority relating to the proposed public exchange offer to acquire Alcatel-Lucent

The information contained in the draft public exchange offer document filed with the French stock market authority (Autorité des marchés financiers, “AMF”) on October 29, 2015 is preliminary and incomplete and the draft is subject to future amendments. Please note that the statements in the draft public exchange offer document are presented as of the date of filing of the proposed public exchange offer. Nokia may not commence the public exchange offer until the draft public exchange offer document has been reviewed and cleared by the AMF.

Espoo, Finland – Nokia today announced that it has filed its draft public exchange offer document (note d’information) with the AMF relating to the proposed public exchange offer. As previously announced, Nokia intends to acquire all ordinary shares, American depositary shares (“ADSs”) and convertible bonds (“OCEANEs”) issued by Alcatel-Lucent through a public exchange offer in France (the “French Offer”) and in the United States (the “U.S. Offer”) whereby Alcatel-Lucent securities will be exchanged for Nokia shares in the French Offer and Nokia shares or Nokia ADSs in the U.S. Offer (jointly, the “Exchange Offer”).

Nokia expects to open the Exchange Offer in the second half of November 2015, following the review and clearance of the proposed public exchange offer by the AMF. Once the Exchange Offer period opens, the proposed transaction will remain subject to approval by Nokia shareholders and the satisfaction of the minimum tender condition set at more than 50% of Alcatel-Lucent’s share capital on a fully diluted basis, unless such condition is waived in accordance with applicable law and regulation.

Information disclosed in the draft public exchange offer document

The information contained in the draft public exchange offer document filed with the AMF is preliminary and incomplete and the draft is subject to future amendments before being cleared by the AMF. The draft public exchange offer document includes more detailed information on the terms of the proposed French Offer. A copy of the draft public exchange offer document is posted on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-alcatel-lucent-transaction.

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In the draft public exchange offer document, Nokia is providing, among others, the following information not previously disclosed.

Terms of the Exchange Offer

As previously disclosed, Nokia is offering a consideration of 0.5500 Nokia shares in exchange for each Alcatel-Lucent share and Alcatel-Lucent ADS and such number of Nokia shares in exchange for one OCEANE that is based on the exchange ratio of 0.5500 Nokia shares per each Alcatel-Lucent share which would be issuable upon conversion or exchangeable upon exchange of the OCEANE at the conversion/exchange ratio which will apply on the opening date of the Exchange Offer.

The precise offer price for the OCEANEs cannot be determined until the opening date of the Exchange Offer has been established, but preliminarily, Nokia is offering to exchange the Alcatel-Lucent OCEANEs for Nokia shares under the following exchange ratios (based on the expected opening date of November 18, 2015):

•	0.6930 Nokia share for one tendered Alcatel-Lucent 2018 OCEANE;

•	0.7040 Nokia share for one tendered Alcatel-Lucent 2019 OCEANE; and

•	0.7040 Nokia share for one tendered Alcatel-Lucent 2020 OCEANE.

Timetable of the Exchange Offer

The timetable for the French Offer is subject to approval by the AMF, but based on an indicative timetable and assuming that the AMF clearance decision would be received on November 12, 2015, the French Offer would be opened on November 18, 2015, closed on December 22, 2015 and settled on January 7, 2016. Assuming that the Exchange Offer is successful, the French Offer would be reopened on January 14, 2016, close on February 3, 2016 and settle on February 12, 2016. The timetable for the U.S. Offer is expected to follow that of the French Offer.

Recommendation by the Board of Directors of Alcatel-Lucent published and draft response document filed

The information contained in the draft response document filed by Alcatel-Lucent with the AMF is preliminary and incomplete and the draft is subject to future amendments before being cleared by the AMF. A copy of the draft response document is posted on Alcatel-Lucent’s website at https://www.alcatel-lucent.com.

Alcatel-Lucent has today announced that its Board of Directors has unanimously determined that Nokia’s public exchange offer is in the best interest of Alcatel-Lucent, its employees and its stakeholders (including holders of Alcatel-Lucent shares and holders of other Alcatel Lucent securities) and recommended that all holders of Alcatel-Lucent shares, ADSs and OCEANEs, respectively, tender their Alcatel-Lucent securities pursuant to the Exchange Offer. Alcatel-Lucent’s Board of Directors made its decision on the basis of a number of factors further detailed in Alcatel-Lucent’s draft response document (note en réponse) filed with the AMF today, which include, inter alia, the report issued by Associés en Finance, acting as independent expert in connection with the French Offer which concluded that the terms of the public exchange offer by Nokia on Alcatel-Lucent’s shares and OCEANEs are fair.

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MEDIA ENQUIRIES

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Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

INVESTOR ENQUIRIES

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Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

MICROSITE DETAILS

Further information on the transaction can be found at: www.newconnectivity.com

ABOUT NOKIA

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to the conditions to closing, the expected exchange ratios in the exchange offer, the proposed indicative timetable for the exchange offer including the opening and settlement date of the exchange offer, approval of the exchange offer by Autorité des marchés financiers (“AMF”), the expected outcomes of the combination of Nokia and Alcatel Lucent, and expected timing of closing of the proposed transaction. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the necessary stock exchange clearances to open the public exchange offers, minimum tender acceptances, shareholder approval to close the proposed transaction, consummation of the proposed transaction and Nokia’s ability to integrate Alcatel Lucent.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or

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Alcatel Lucent have filed with the U.S. Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This release relates to the proposed public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”), a preliminary draft of which was filed by Nokia with the SEC on August 14, 2015 (as amended on October 22, 2015), the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus of Nokia filed by Nokia with and approved by the Finnish Financial Supervisory Authority on October 23, 2015 or the offer document (note d’information) filed by Nokia on October 29, 2015 with, and which is subject to the review of, the AMF or the response document (note en réponse) filed by Alcatel Lucent on October 29, 2015 with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. Other than the preliminary draft of the Registration Statement, the Exchange Offer Documents have not yet been filed with appropriate regulators, including the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

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The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, including the preliminary Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the French public exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).